[PUBLICIS GROUPE S.A. LOGO]


PRESS RELEASE


                             PUBLICIS GROUPE SA AND
                        CORDIANT COMMUNICATIONS GROUP PLC
                           ("PUBLICIS" AND "CORDIANT")

              ANNOUNCE THE CONSOLIDATION OF THEIR MEDIA OPERATIONS


JULY 19, 2001 - Publicis (Paris Bourse: PUBP.PA, New York Stock Exchange: PUB) and Cordiant (London Stock Exchange: CRI.L; New York Stock Exchange: CDA) today announce that they have entered into a definitive agreement to create the world's fourth-largest media communications group by the transfer of units of Optimedia and Zenith Media into a new UK based holding company (NewCo).

The aim of the new venture is to provide a stronger and more effective media communications service to clients, create greater opportunities for staff and maximise shareholder value. Further details of the proposed operational structure and integrated services of NewCo will be announced on completion of the transaction.

Under the terms of the agreement, NewCo will acquire Zenith Media, and Publicis will execute the legal transfer or sale of certain Optimedia operations into NewCo. Completion is conditional on the legal transfer or sale of Optimedia's operations in the United States, United Kingdom, Germany, France, Italy, Portugal, Netherlands, Spain and Canada, together with More Media in Germany. The transaction is expected to close in September 2001.

Subject to the completion conditions, NewCo will be owned 75% by Publicis and 25% by Cordiant, with Cordiant represented on the NewCo board. Under certain circumstances, Cordiant may exercise a put option to sell its shareholding in NewCo to Publicis, or Publicis may exercise a call option to acquire Cordiant's shareholding. The option price will be based on the average price earnings ratio of Publicis and Cordiant applied to the earnings of NewCo. The minimum option price payable for Cordiant's 25% shareholding in NewCo is (pound)75.0 million ((euro)121.0 million) in cash.

In the year ended 31 December 2000, the Optimedia units (transferred or sold to NewCo as part of the transaction) had aggregate revenues of (pound)55.9 million ((euro)91.7 million) and pre-tax profits of (pound)12.6 million ((euro)20.6 million) and Zenith had revenues of (pound)67.5 million ((euro)110.6 million) and pre-tax profits of (pound)13.7 million ((euro)22.5 million). The combined net liabilities of Zenith and the Optimedia units was approximately (pound)10.3 million ((euro)16.3 million) as at 31 December 2000.


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Michael Bungey, CEO of Cordiant, said, "I am delighted with this partnership. It delivers all our criteria for maximising the value of our investment in Zenith and gives us a significant share in a new force in the field. We have exhaustively examined the options for Zenith and I am sure that this is the best solution for our shareholders, our clients and Zenith's people."

Maurice Levy, CEO of Publicis said, "The media specialists are in the ascendancy and the current market conditions can only reinforce this trend. In creating the fourth largest global player in the field, we are leveraging the potential of two market leaders. This is a `win win' for all."

Optimedia is a subsidiary of Publicis, offering media planning buying services. Created in 1989, Optimedia`s clients include Hewlett Packard, Nestle, L'Oreal, British Airways, Whirlpool, Telstra, Allied Domecq, Inmarsat, Nautica and the European Central Bank. Last year, Optimedia had media-buying volumes of $10 billion, ranking it ninth worldwide, according to AdAge. Recently, Optimedia has won significant new business from Hewlett Packard, Vizzavi, the services portal of Vivendi-Universal, Polo Ralph Lauren, Kirch, EDS and Honda.

Established in 1988 Zenith Media, is jointly-owned by Publicis and Cordiant. In 2000 Zenith, through its owned and franchise companies, had media-buying volumes of $9.8 billion ranking it tenth worldwide according to AdAge. Clients include Toyota/Lexus, Mars, British Telecom, HSBC, Verizon, and Exxon Mobil. Zenith has had strong new business momentum in 2001 with wins including General Mills, United Airlines, Schering Plough and Georgia Pacific.



ENQUIRIES

PUBLICIS GROUPE SA
Maurice Levy, CEO                               +33 1 44 43 70 70
Laurence Rey , Press Relations                  +33 1 44 43 70 10
Pierre Benaich, Investor Relations              +33 1 44 43 65 00

CORDIANT COMMUNICATIONS GROUP
Michael Bungey, CEO                             +44 207 262 4343
Andy Boland, Deputy Finance Director

COLLEGE HILL
Alex Sandberg                                   +44 207 457 2020
Matthew Smallwood


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